July 9, 2009

To:	US Securities and Exchange Commission
Division of Corporation Finance

From:	Vertical Computer Systems, Inc.

Re:	Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Filed November 14, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 000-28685
Response to SEC Staff Comments in Letter Dated May 12, 2009

We are responding to comments received from the staff of the Division of Corporation Finance of the US Securities and Exchange Commission by letter dated May 12, 2009 regarding our filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in future Form 10-K filings and any future Form 10-Q filings as appropriate.  Unless otherwise noted, where prior responses are referred to, they refer to our response letter dated April 2, 2009.

We respectfully request that the staff review our responses to its comments at its earliest convenience.  Please advise us of any further comments as soon as possible.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

1.
We note your response to our prior comment number2.  We repeat our prior comment to tell us the authoritative accounting guidance that you cited to determine the amortization of the NOW Solutions source code should be classified as selling, general and administrative expenses rather than costs applicable to revenues.

RESPONSE:  We are not aware of any specific guidance that requires the amortization of source code to be classified either in cost of revenues or selling, general and administrative costs.  However, there was no amortization of the NOW Solutions source code in 2007 or 2008.  The last amortization of the source code was done in January through March of 2006 and totaled $153,716.  In comparison to the amounts recorded in selling, general and administrative costs and cost of revenues, the classification of this amount from one line in the financial statements to another would be immaterial to the reader of our financial statements.  In future filings, we will report the amortization of source code as a cost of revenue.

http://www.vcsy.com	101 W. Renner Road, Suite 300 ▪ Richardson, TX 75082
Email: corporate@vcsy.com	Tel: (817) 348-8717 ▪ Fax: (512) 692-1836

2.
We have reviewed your response to our prior comment number 3.  In your response, explain how you recorded the shares that you issued at the time of the agreement.  Further, confirm that you have a reasoned opinion of counsel stating that a court of proper jurisdiction would find that you can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations, citing supporting case law.

RESPONSE:  When the shares were originally issued, we recorded the issuance as a credit to common stock at par value, a credit to additional paid-in capital for the difference between par value and the closing price of the stock on the date of issuance, a credit to other income for the remaining difference between the closing price of the stock and the liability being settled, and finally a debit to the payable for the amount owed.  When the stock was valued in later reporting periods, we recorded a loss on the value of the stock and recorded a new accrued liability for the potential additional liability that could be owed if a vendor sold their stock at the last day of the reporting period.

The adjustments that have been made over the years to this liability have all been recorded against other income.  That is why we have recorded the ultimate settlement of this liability against the same account.

We confirm that we have a reasoned opinion from our counsel stating that we can avoid payments to the third parties to whom these liabilities relate due to the statute of limitations.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-9

3.
We have reviewed your proposed revised revenue recognition policy in response to our prior comment number 4 and note that you identify the various accounting literature that you rely upon to recognize revenue.  In future filings, expand your disclosure to discuss the accounting literature that you apply for each of your revenue streams.  For example, in your discussion of Consulting revenue, discuss the specific accounting guidance followed, rather than a general disclosure in an introductory paragraph that lists all applicable accounting literature.

RESPONSE: In future filings, we will expand our revenue recognition disclosures to discuss the accounting literature that applies to each revenue stream.

4.
We note you have provided the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services in response to our prior comment 8.  Tell us how you have considered SOP 81-1 related to the services that you provide.  We note your response discusses consulting services that are essential to the functionality of the software.  For your services provided that you have determined are not essential to the functionality of the software, we repeat our prior comment to explain to us how you have concluded that the services should be accounted for separately when bundled with software license arrangements.  Refer to paragraphs 7 and 63 to 71 of SOP 97-2.  In your proposed revised revenue recognition policy on page 5 of your response, you state, “Evidence of VSOEFV for consulting services is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services.”  As part of your response, please confirm to us that you have a history of selling services on a standalone basis when you can establish VSOE.  See paragraphs 9 and 10 of SOP 97-2.

RESPONSE:  As a basis for addressing the Commission’s concern with this issue, we have not sold a bundled arrangement for the fiscal years ended December 31, 2007 or 2008. We understand the Commission’s desire for clarity regarding the revenue recognition policies for Vertical Computer Systems, Inc. and we welcome the opportunity to add more clarity on such policies. At the same time, we would like the Commission to understand that during the reporting periods in question, i.e. the fiscal year ended December 31, 2007 and the quarterly reporting periods of June 30, and September 30, 2008 and the annual period ended December 31, 2008, per the letter dated May 12, 2009, we had very few transactions involving the sale of software licenses.

For the fiscal year ended December 31, 2007, we had license sales of $149,766 of which one sale for $93,566 was for converting an up-to-date term license to a perpetual license. Based on total revenue generated of $5.9 million, the total for these transactions represented 2.54% of our total revenue and we do not consider this to be material. For the fiscal year ended December 31, 2008, we sold $55,218 in new module licenses to existing customers out of total revenue of $8.3 million or .66% of total revenue.

With the above information as a backdrop, we would like to individually address each of the three sections we see in question number 4.

Question 4, Section 1

We note you have provided the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services in response to our prior comment 8.  Tell us how you have considered SOP 81-1 related to the services that you provide.

RESPONSE: Paragraph 7 and 65 of SOP 97-2 state:

 “Software arrangements range from those that provide a license for a single software product to those that, in addition to the delivery of software or a software system, require significant production, modification, or customization of software. If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. (If a software arrangement includes services that meet the criteria discussed in paragraph .65 of this SOP, those services should be accounted for separately.)

In order to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement (as discussed in paragraphs 10 and 12). Additionally, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.”

The software we sell is considered “off-the-shelf” as outlined in paragraph 68 and 69 of SOP 97-2 as the software can be used by our customers with little or no customization and “…can be added to an arrangement with insignificant changes in the underlying code and it could be used by the customer for the customer's purposes upon installation.”  In fact, we have not done any customizations to our software that would be deemed significant.

In reviewing the guidance outlined in SOP 97-2, paragraphs 7 and 65, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, we determined that this unit of accounting applied to situations where software required significant modification or customization or where services were deemed essential to the other elements of the arrangement. For the time periods outlined in the Commission’s letter dated May 12, 2009, we do not believe we met any of these criteria, and hence did not believe this authoritative literature was relevant. We took this stance because of the following factors:

•	The consulting and training services offered are performed over a very short period of time, generally less than two-weeks in length
•	We have not entered into any services agreement to modify our software to meet any customer’s specific needs
•	We have entered into very few services agreements to customize our software to meet a customer’s specific needs and requirements (none in the periods reported)
•	We have not sold any software systems to new customers during the time periods in questions so we did not engage in any services that were essential to the arrangement, and

•
With the exception of one transaction, which involved converting an up-to-date term license to a perpetual license, which required no additional services, all of our software sales were to current customers that added a module to their existing software for additional features and functionality, primarily through utilizing web based functionality.  Any consulting services that were provided as a result of these additional sales were strictly de minimus.

•
We do offer training and consulting services to our existing install base clients. Historically, these services have been priced on a time and materials basis. Therefore, we can establish vendor specific objective evidence of fair value for these services. The typical reason our clients engage us to perform consulting and training services is that they have experienced significant turnover and their staff needs help in operating the already deployed software. Since the revenue for services is recognized when completed and costs are recognized as incurred, we believe we are in compliance with other authoritative accounting literature on revenue recognition.

In our previous filings, we included the following note with regard to consulting services revenue recognition:

“Consulting. We provide consulting services, primarily training and implementation services, to our clients using a time and materials pricing methodology. The Company prices its delivery of consulting services on a time and material basis where the customer is either charged an agreed-upon daily rate plus out-of-pocket expenses or an hourly rate plus out-of-pocket expenses. In this case, the Company is paid fees and other amounts generally on a monthly basis or upon the completion of the deliverable service and recognizes revenue as the services are performed.”

Although not specifically referenced SOP 81-1 in our filings, ostensibly we believe we are in compliance with the requirements of SOP 81-1, especially with respect to time and material contracts. We will incorporate a reference to SOP 81-1 in future filings.

 Question 4, Section 2

We note your response discusses consulting services that are essential to the functionality of the software.  For your services provided that you have determined are not essential to the functionality of the software, we repeat our prior comment to explain to us how you have concluded that the services should be accounted for separately when bundled with software license arrangements. Refer to paragraphs 7 and 63 to 71 of SOP 97-2.

RESPONSE:  Above we referenced paragraph 7 and 65 of SOP 97-2, which we relied upon as initial GAAP for accounting for services deemed non-essential. We have sold services to our existing installed client base, namely training and consulting services, during the referenced time period. These services have historically been priced on a time and materials basis as previously stated. It is not uncommon for our clients to contract with us to provide training and consulting services, i.e. installation of updates, year-end maintenance, etc., because of staff turnover at the customer.

These transactions form the basis for vendor specific objective evidence of fair value, (“VSOEFV”), which we use to allocate revenue to the consulting services elements of an arrangement, as outlined in paragraph 65 of SOP 97-2. Since we are able to allocate revenue to the specific elements, we follow the guidance of paragraphs 70 and 71 to determine if the services are essential to the functionality of the other elements of the arrangement. Namely,

•	The software meets the criteria of “off-the-shelf”
•	The services provided do not include significant alterations to the features and functionality of the software
•	Complex interfaces are not required for the software to function in the customer’s environment
•	The timing of payments for the software is not coincident with the performance of the services
•	Customer-specific acceptance is necessary
•	The services are available from other vendors
•	There is not a significant degree of risk or unique acceptance criteria
•	We can provide the services and are experienced in providing such services
•
We are providing primarily implementation services, such as implementation planning, loading of software, training of customer personnel, data conversion, building simple interfaces, running test data and assisting in the development and documentation of procedures, and

•	The customer has dedicated someone to participate in the services performed.

If we meet the above criteria, paragraph 66 of SOP 97-2 allows us to recognize the revenue on the service element as the services are performed. Further, we outline our services, pricing and expected materials on separate contracts.  Therefore, we believe our revenue recognition practices are in compliance with SOP 97-2 and other GAAP.

Question 4, Section 3

In your proposed revised revenue recognition policy on page 5 of your response, you state, “Evidence of VSOEFV for consulting services is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services.” As part of your response, please confirm to us that you have a history of selling services on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

RESPONSE: We can establish VSOEFV for the consulting services. As mentioned above, we routinely provide services to our existing install base using contracts outlining pricing based on time and materials.

 Note 3.  Restatement, page F-12

5.	We have reviewed your response to our prior comment number 10. Please file your Item 4.02 Form 8-K. Be advised that the Staff does not pre-clear drafts of filings to be filed by registrants.

RESPONSE:  We filed our Form 8-K for Item 4.02 on May 14, 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Consolidated Statement of Operations

6.
We have reviewed your response to our prior comment number 13.  Tell us the authoritative accounting guidance that you cited to determine Gain on settlement of trade payables should be classified as other income rather than as a component of your operating loss

RESPONSE:  We are not aware of any specific authoritative accounting guidance to determine if a gain on settlement of trade payables should be classified as other income or as a component of operating loss.  Because this gain was non-recurring in nature, we believed it would be more appropriate to report this item in other income.  We clearly identified the gain on the face of the financial statements and included a note discussing the nature of the transaction.  We do not believe the current classification of this item is misleading, especially in light of the disclosure provided in the footnotes, and that reclassifying the gain to operating income would not significantly improve our reporting.  In the event that we have similar transactions in the future, we will classify such as a component of operating income/loss.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity, Capital Resources and Recent Developments, page 22

7.
In your response letter dated December 22, 2008, you confirmed in response to our prior comment number 1, that in future filings, you would provide additional explanations of the changes in the accounts and how the underlying operations impact these balances.  It is unclear to us how your disclosures meet this response.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  For example, it is unclear why your accounts receivable balance significantly decreased year over year while your revenue increased over the same period.  In addition, your disclosures do not address why your accounts payable and accrued liabilities and deferred revenue decreased year over year.  Tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

RESPONSE:  A discussion of changes in our working capital was inadvertently omitted.  We will amend our 2008 Form 10-K and add this discussion.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

8.
We note your response dated December 22, 2008, to our prior comment number 4, that you would revise your future filings to report your convertible preferred securities outside of permanent equity.  Tell us how you have considered this response in your financial statements for the year ended December 31, 2008.

RESPONSE:  We will amend our filings to present the convertible preferred securities outside of permanent equity.

In connection with our responses to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ David Braun
Name: David Braun
Title: Chief Financial Officer
Company: Vertical Computer Systems, Inc.